EXHIBIT 99.1

Valneva Announces the Availability of Documentation for its Extraordinary General Meeting including Planned Changes to its Future Board of Directors

Saint-Herblain (France), November 15, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced the availability of documentation for its Extraordinary General Meeting (“General Meeting” or “EGM”) which will be held on December 20, 2023 at 2:00 p.m. CET at the Radisson Blu Hotel, 6 place Aristide Briand, 44000 Nantes, France.

As announced in June 20231, during this EGM, shareholders will notably vote on the Supervisory Board’s recommendation to transition from the Company’s current two-tier governance model, which includes a Supervisory Board and a Management Board, to a one-tier model led by a Board of Directors.

As part of the proposed changes, three current Supervisory Board members will not join the future Board of Directors, Ms. Johanna Pattenier, Ms. Sharon Tetlow and Mr. Frederic Grimaud, current Chairman of the Supervisory Board.

“It has been a huge endeavor as well as a real pleasure to be part of the Valneva journey to build an innovative and recognized new player in the vaccine industry. After ten years of chairmanship, I feel it is time for me to step aside, and the change in governance model provides a good opportunity to do this. As shareholders of Valneva, Groupe Grimaud and I will continue to follow the Company’s progress, especially as its two lead programs against chikungunya and Lyme disease are reaching important catalysts. I wish Valneva every success in the future,” said Frederic Grimaud, Valneva’s Chairman of the Board and Groupe Grimaud’s President and Chief Executive Officer.

The future Board of Directors is expected to elect a new chairperson during its constitutional post EGM meeting. The Company also intends to propose additional, complementary Board of Directors members to its shareholders at its Annual General Meeting in June 2024.

Thomas Lingelbach, Chief Executive Officer of Valneva, commented, “As Valneva continues to grow, we believe that adopting a governance model that is more common in our industry will allow us to further improve the effectiveness and efficiency of the Company leadership. I would like to thank Frederic for his commitment as a co-founder of Valneva and his dedication over the past ten years, as well as Johanna and Sharon for their valuable support since 2020.”

All documents and information related to the General Meeting are available on the Company’s website at https://valneva.com/december-20-2023-combined-general-meeting/.

The Preliminary Notice of Meeting – including the agenda, the draft resolutions proposed by the Management Board and the modalities of participation – will be published in the Bulletin des Annonces Légales Obligatoires (BALO).
About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market two proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, potentially the world’s first vaccine against the chikungunya virus, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Supervisory Board Recommends Transition from a Two-Tier Governance Model to a Board of Directors - Valneva